SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75689M101

(CUSIP Number)

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819
(407) 909-8015

With a copy to:

Russell L. Leaf
Jared N. Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 75689M101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

  *Percentage calculated based on 12,915,148 shares of common stock, par value $0.001 per share, outstanding as of February 25, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Form 10-K filed on February 25, 2020.

	CUSIP No. 75689M101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

  *Percentage calculated based on 12,915,148 shares of common stock, par value $0.001 per share, outstanding as of February 25, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Form 10-K filed on February 25, 2020.

	CUSIP No. 75689M101	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,500,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,500,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

  *Percentage calculated based on 12,915,148 shares of common stock, par value $0.001 per share, outstanding as of February 25, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Form 10-K filed on February 25, 2020.

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 9, 2019, as amended, by the Reporting Persons relating to the Common Stock of the Issuer (as so amended, the “Initial Statement”). Information reported in the Initial Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Initial Statement. All references in the Initial Statement and this Amendment to the “Schedule 13D” will be deemed to refer to the Initial Statement as amended and supplemented by this Amendment.

Item 4.          Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

On March 26, 2020, the Issuer entered into a cooperation agreement (the “Cooperation Agreement”) with Vintage Capital and Kahn Capital (together, the “Vintage Participants”). Capitalized terms used and not defined in Item 4 of this Schedule 13D have the meanings set forth in the Agreement.

Pursuant to the Cooperation Agreement, the Issuer agreed to expand the size of the Board from 10 to 11 members and appoint Anthony S. Ackil (the “New Director”) to fill the vacancy created thereby and serve as a director of the Issuer. In addition, the Issuer agreed to take all actions necessary to nominate the New Director (or any replacement New Director) for election as a director of the Issuer at the 2020 annual meeting of the Issuer’s stockholders (the “2020 Annual Meeting”) and the 2021 annual meeting of the Issuer’s stockholders (the “2021 Annual Meeting”).

The Issuer further agreed that the Vintage Participants and their Affiliates are permitted to acquire up to 20% of the outstanding Common Stock without being deemed an “Acquiring Person” under the Issuer’s Rights Agreement, dated as of June 4, 2019, or triggering the restrictions on business combinations that would otherwise be imposed under Section 203 of the Delaware General Corporation Law (“Section 203”).

Pursuant to the Cooperation Agreement, each Vintage Participant has irrevocably withdrawn the nomination of Anthony S. Ackil, Kenneth Todd Evans, Stephen J. Lombardo, III and Craig S. Miller in connection with the Annual Meeting. Each Vintage Participant also agreed (i) at the 2020 Annual Meeting, to vote all shares of Common Stock beneficially owned by them and their Affiliates in favor of the Issuer’s director nominees and otherwise in accordance with the Board’s recommendation for any other matter, subject to certain exceptions with respect to Extraordinary Transactions and (ii) at the 2021 Annual Meeting, to vote all shares of Common Stock beneficially owned by them and their Affiliates in favor of the Issuer’s director nominees. At and after the 2021 Annual Meeting until thirty days prior to the first date on which stockholders may nominate individuals for election to the Board at the 2022 annual meeting of stockholders of the Company (the “Standstill End Date”), each Vintage Participant agreed to vote those shares of Common Stock held by them or their Affiliates (if any) in excess of 11.6% of the Issuer’s outstanding Common Stock in the same manner and in the same proportion as shares of Common Stock that are held by stockholders other than the Vintage Participants and their Affiliates, subject to certain exceptions with respect to Extraordinary Transactions.

Additionally, pursuant to the Cooperation Agreement, until the Standstill End Date, each Vintage Participant agreed to certain standstill restrictions, including (i) engaging in any solicitation of proxies or consents with respect to the election or removal of directors; (ii) pursuing any change in, or attempting to influence, the Issuer’s operations, business, corporate strategy or policies or encouraging, advising or influencing any other person with respect to the giving or withholding of any proxy; (iii) forming or joining a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) with respect to the common stock and other voting securities of the Issuer; (iv) beneficially owning more than 20% of the outstanding Common Stock; (v) selling, offering or agreeing to sell, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying Common Stock; (vi) making or participating in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer or its subsidiaries (an “Extraordinary Transaction”); (vii) entering into a voting trust, arrangement or agreement with respect to any voting securities of the Issuer (other than granting proxies in solicitations approved by the Board); (viii) seeking, alone or in concert with others, representation on the Board or the removal of any member of the Board, except as provided in the Cooperation Agreement; (ix) making any stockholder proposal; (x) making any statutory demand for books and records; (xi) making certain public proposals, including with respect to changes in the number or term of directors or filling vacancies on the Board, changes in capitalization or dividend policy, amendments to governing documents, delisting of securities or termination of registration of securities; (xii) making or causing to be made any statement or announcement that disparages, defames, slanders, impugns, casts in a negative light or could damage the reputation of, the Issuer; (xiii) instituting litigation or other proceedings, or entering into negotiations or agreements with third parties, to effect actions prohibited by the standstill restrictions; (xiv) entering into any negotiations, agreement or understandings with any third party to take, or encouraging any third party to take, any action that the Vintage Participants are prohibited from taking pursuant to the Cooperation Agreement; or (xv) making any request or submitting any proposal, directly or indirectly, to amend or waive the terms of the Cooperation Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal.

Following the Standstill End Date until the termination of the Cooperation Agreement, the Vintage Participants may not (x) nominate, or propose to nominate, such number of individuals for election to the Board that, if elected, would constitute fifty (50%) percent or greater of the then-current size of the Board or (y) take any action to make or otherwise participate in an Extraordinary Transaction or otherwise make a public proposal to the Issuer that would reasonably be expected under applicable law to be publicly disclosed regarding any such matters

The Cooperation Agreement terminates upon the first to occur of (i) the five (5) year anniversary of the execution of the Cooperation Agreement or (ii)  the date upon which the Vintage Participants notify the Company that they, together with their Affiliates, beneficially own less than 11.6% of the Issuer’s outstanding Common Stock and their beneficial ownership of Common Stock does not exceed 11.6% for a fifteen (15) day period.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by the full text of the Cooperation Agreement, a copy of which is attached as Exhibit 99.4 and is incorporated herein by reference.

The Vintage Participants and the Issuer issued a joint press release regarding the Agreement on March 27, 2020, a copy of which is attached as Exhibit 99.5 and is incorporated herein by reference.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding thereto the information contained in Item 4 of this Amendment No. 7

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
99.4
Cooperation Agreement dated as of March 26, 2020, between Red robin Gourmet Burgers, Inc., Vintage Capital Management, LLC, and Kahn Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Red Robin Gourmet Burgers, Inc. on March 31, 2020).

99.5	Joint Press Release issued by Red Robin Gourmet Burgers, Inc. and the Vintage Reporting Persons on March 27, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Red Robin Gourmet Burgers, Inc. on March 31, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn